Exhibit 1

FOR IMMEDIATE RELEASE

June 7, 2005

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp

Notice of Issuance of 7.5 Billion Yen Aggregate Principal Amount of
No. 7 Series Unsecured Straight Bonds

Nissin Co., Ltd. (the “Company”) will issue in Japan 7.5 billion yen aggregate principal amount of Domestic Unsecured Straight Bonds (Domestic SB) as shown below. The bonds will be issued in an underwritten offering under a shelf registration in Japan of 30 billion yen which became effective on January 22, 2005.

1.	Bond Issue:	NISSIN CO., LTD. No. 7 Unsecured Straight Bonds (with negative pledge limited to the firm’s other straight bonds)
2.	Amount of Total Issue:	7.5 billion yen
3.	Bond Amount:	100 million yen/ 1 type
4.	Interest:	1.17% per annum
5.	Issue Price:	100 yen per par value 100 yen
6.	Date of Offer:	June 7, 2005
7.	Date of Payment	June 20, 2005
8.	Redemption Date:	June 20, 2008 (3-year bonds, lump sum redemption)
9.	Purpose of Funds:	Funds are to be used for retail lending and repayment of loans

Note:	This document is a press release prepared as a general announcement by NISSIN CO., LTD. in regard to the issue of its No. 7 Unsecured Straight Bonds in Japan and is not an invitation to invest in our company. The Unsecured Straight Bonds will not be and have not been registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.